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Filed pursuant to Rule 424(b)(3)
Registration No. 333-125494

PROSPECTUS SUPPLEMENT NO. 2

NTL Cable PLC

Guarantors Listed on Schedule A to the prospectus dated June 15, 2005

        OFFER FOR

£50,000,000 of 9.75% Senior Notes due 2014
$250,000,000 of 8.75% Senior Notes due 2014

        This prospectus supplement supplements the prospectus dated June 15, 2005, as amended by a prospectus supplement dated August 9, 2005 and relating to the offer and sale by the selling securityholders identified in the prospectus of up to £50,000,000 of the 9.75% Senior Notes due 2014 and $250,000,000 of the 8.75% Senior Notes due 2014 of NTL Cable PLC.

        The information in this prospectus supplement replaces and supercedes the information set forth on pages F-1 to F-43 of the prospectus dated June 15, 2005, as supplemented by a prospectus supplement dated August 9, 2005, by restating the consolidated financial statements of NTL Investment Holdings Limited and subsidiaries. NTL Cable PLC's parent, NTL Incorporated, has restated its consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 to account for its operations in the Republic of Ireland, which were sold on May 9, 2005, as a discontinued operation. Accordingly, NTL Incorporated has reclassified the assets and liabilities of the operations in the Republic of Ireland as of December 31, 2004 and 2003 as assets held-for-sale and liabilities of discontinued operations, respectively, and removed the results of operations of the operations in the Republic of Ireland from its results of continuing operations for the years ended December 31, 2004, 2003 and 2002. Similarly, NTL Investment Holdings Limited has restated its Consolidated Financial Statements for 2004, 2003 and 2002 by the same amounts.

        Further information on these adjustments as they relate to NTL Investment Holdings Limited and subsidiaries can be found in Note 4, "Discontinued Operations" to the accompanying consolidated financial statements, and, as they relate to NTL Incorporated and subsidiaries, in Amendment No. 3 to NTL Incorporated's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

        The information in this prospectus supplement is dated as of the date hereof. This prospectus supplement should be read in conjunction with the prospectus dated June 15, 2005, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supercedes the information contained in or incorporated by reference into the prospectus dated June 15, 2005, including any supplements or amendments thereto.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is September 8, 2005.

NTL INCORPORATED AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

AND FINANCIAL STATEMENT SCHEDULES

        The consolidated financial statements of NTL Incorporated and Subsidiaries are incorporated herein by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 16, 2005, as amended by Forms 10-K/A filed with the SEC on April 8, 2005, August 9, 2005 and September 8, 2005.

        The following consolidated financial statements of NTL Investment Holdings Limited and Subsidiaries are included herein:

        All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
NTL Investment Holdings Limited

        We have audited the accompanying consolidated balance sheets of NTL Investment Holdings Limited and subsidiaries (the "Company") an indirect wholly-owned subsidiary of NTL Incorporated (the "Parent") as of December 31, 2004 and 2003 (Successor basis), and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2004 (Successor basis) and for the year ended December 31, 2002 (Predecessor basis). Our audits also included the financial statement schedule listed in the Index on page F-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NTL Investment Holdings Limited and subsidiaries as of December 31, 2004 and 2003 (Successor basis), and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2004 (Successor basis) and for the year ended December 31, 2002 (Predecessor basis), in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the financial statements, effective January 10, 2003 the Parent emerged from bankruptcy and applied fresh start accounting. As a result, the balance sheets as of December 31, 2004 and 2003 and the related statements of operations and cash flows for each of the two years in the period ended December 31, 2004 are presented on a different basis than that for the periods before fresh start and, therefore, are not comparable. Additionally, as discussed in Note 2 of the consolidated financial statements, as of January 1, 2003, the Company began expensing compensation expense related to stock options to conform with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation".

Ernst & Young LLP
London, England
April 8, 2005, except for Note 4(b),
as to which the date is September 5, 2005

NTL INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)

	December 31,
	2004	2003
Assets
Current assets
Cash and cash equivalents	£85.5	£351.2
Restricted cash	14.9	15.1
Accounts receivable—trade, less allowance for doubtful accounts of £39.0 (2004) and £11.5 (2003)	195.9	179.3
Prepaid expenses and other current assets	47.4	50.3
Current assets held for sale	50.3	49.6

Total current assets	394.0	645.5
Fixed assets, net	3,331.7	3,633.7
Reorganization value in excess of amounts allocable to identifiable assets	197.9	197.9
Customer lists, net	328.5	405.9
Other intangible assets, net	5.5	—
Other assets, net of accumulated amortization of £8.0 (2004) and £39.1 (2003)	123.4	128.8
Other assets held for sale	824.8	879.1

Total assets	£5,205.8	£5,890.9

See accompanying notes.

	December 31,
	2004	2003
Liabilities and shareholder's equity
Current liabilities
Accounts payable	£112.6	£132.0
Accrued expenses and other current liabilities	287.0	331.9
Interest payable	140.4	123.3
Deferred revenue	104.0	113.4
Due to affiliates	132.0	19.2
Current liabilities of discontinued operations	108.4	88.7
Current portion of long-term debt	60.9	1.3

Total current liabilities	945.3	809.8
Long-term debt, net of current portion	3,729.0	3,997.9
Deferred revenue and other long-term liabilities	214.3	180.0
Deferred income taxes	—	—
Long-term liabilities of discontinued operations	4.2	2.0
Commitments and contingent liabilities
Shareholder's equity
Share capital—£0.001 par value; authorized 1,000,000 ordinary shares (2004 and 2003); issued and outstanding 121,006 (2004) and 121,004 (2003) ordinary shares	—	—
Additional paid in capital	1,399.9	1,399.9
Accumulated other comprehensive (loss)	(26.1)	(0.4)
Accumulated (deficit)	(1,060.8)	(498.3)

Total shareholder's equity	313.0	901.2

Total liabilities and shareholder's equity	£5,205.8	£5,890.9

See accompanying notes.

NTL INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions)

	Year ended December 31,
	2004	2003	2002
	Reorganized Basis	Reorganized Basis	Predecessor Basis
Revenue	£1,879.7	£1,778.5	£1,747.1
Costs and expenses
Operating costs (exclusive of depreciation shown separately below)	(788.6)	(749.6)	(821.7)
Selling, general and administrative expenses	(451.5)	(452.2)	(416.8)
Long-lived asset impairments	—	—	(277.0)
Other charges	(22.4)	(13.9)	(140.5)
Depreciation	(566.5)	(635.0)	(899.1)
Amortization	(96.3)	(95.1)	(25.0)

	(1,925.3)	(1,945.8)	(2,580.1)

Operating (loss)	(45.6)	(167.3)	(833.0)
Other income (expense)
Interest income and other, net	4.2	8.5	14.3
Interest expense (contractual interest of £576.8 (2002))	(350.1)	(395.3)	(512.7)
(Loss) on extinguishment of debt	(162.2)	—	—
Recapitalization expense	—	—	(43.3)
Foreign currency transaction (losses) gains	(27.2)	31.7	125.1

(Loss) from continuing operations before income taxes	(580.9)	(522.4)	(1,249.6)
Income tax benefit	—	0.9	4.9

(Loss) from continuing operations	(580.9)	(521.5)	(1,244.7)

Discontinued operations
Income from discontinued operations before income taxes	19.1	23.2	20.7
Income tax (expense) benefit	(0.7)	—	11.4

Income from discontinued operations	18.4	23.2	32.1

Net (loss)	£(562.5)	£(498.3)	£(1,212.6)

See accompanying notes.

January 1, 2003
Predecessor Basis
Gain on debt discharge	£616.2
Fresh-start adoption—intangible assets	478.7
Fresh-start adoption—long-term debt	137.4
Fresh-start adoption—deferred tax liability	16.8
Fresh-start adoption—accrued expenses	(29.3)
Fresh-start adoption—fixed assets	(2,179.7)

Loss from continuing operations	(959.9)

Fresh-start adoption—intangible assets	419.5
Fresh-start adoption—deferred tax liability	(59.4)
Fresh-start adoption—fixed assets	210.7

Income from discontinued operations	570.8

Net (loss)	£(389.1)

See accompanying notes.

NTL INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year ended December 31,
	2004	2003	2002
	Reorganized Basis	Reorganized Basis	Predecessor Basis
Operating Activities:
Net (loss)	£(562.5)	£(498.3)	£(1,212.6)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	746.0	839.1	986.9
Asset impairments	—	—	296.3
Non-cash restructuring charge	—	—	86.3
Deferred income taxes	0.4	(0.9)	(16.3)
Loss on extinguishment of debt	162.2	—	—
Amortization of original issue discount and deferred finance costs	29.3	19.3	52.1
Foreign currency translation differences	(4.7)	17.1	(80.7)
Changes in operating assets and liabilities, net of effect from business acquisitions and dispositions:
Accounts receivable	(7.4)	17.1	111.7
Prepaid expenses and other current assets	87.4	39.9	(3.7)
Other assets	7.4	(54.6)	(39.0)
Accounts payable	(11.3)	(93.8)	(48.1)
Accrued expenses and other current liabilities	(22.6)	239.0	(112.7)
Deferred revenue	(9.4)	(71.5)	33.2
Other long-term liabilities	(1.7)	(0.4)	(0.9)

Net cash provided by operating activities	413.1	452.0	52.5

Investing activities
Purchase of fixed assets	(296.7)	(283.1)	(355.0)
Acquisitions, net of cash acquired	(18.5)	—	—

Net cash (used in) investing activities	(315.2)	(283.1)	(355.0)

Financing activities
Proceeds from borrowings, net of financing costs	2,925.1	229.8	369.7
Principal payments on long-term debt	(3,288.7)	(136.7)	(20.4)

Net cash (used in) provided by financing activities	(363.6)	93.1	349.3
(Decrease) increase in cash and cash equivalents	(265.7)	262.0	46.8
Cash and cash equivalents at beginning of year	351.2	89.2	107.6

Cash and cash equivalents at end of year	£85.5	£351.2	£154.4

Supplemental disclosure of cash flow information
Cash paid during the year for interest exclusive of amounts capitalized	£300.8	£286.1	£302.4
Income taxes paid	—	—	—

See accompanying notes.

January 1, 2003
Predecessor Basis
Net cash (used in) operating activities	£—
Investing activities
Net cash provided by investing activities	—
Financing activities
Financing costs	(65.2)

Net cash (used in) financing activities	(65.2)

Decrease in cash and cash equivalents	(65.2)
Cash and cash equivalents, beginning of period	154.4

Cash and cash equivalents, end of period	£89.2

See accompanying notes.

NTL INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY

(in millions, except share data)

					Accumulated Other Comprehensive Income (Loss)
	Share Capital £0.001 par value
			Additional Paid-In Capital	Comprehensive Income (Loss)	Pension Liability Adjustments	Net Unrealized (Losses) Gains on Derivatives	Accumulated (Deficit)
	Shares	Par						Total
Predecessor basis
Balance, December 31, 2001	120,000	£—	£9,613.1		£—	£—	£(10,163.9)	£(550.8)
Comprehensive loss:	—	—	—
Net loss for the year ended December 31, 2002	—	—	—	£(1,212.6)	—	—	(1,212.6)	(1,212.6)
Pension liability adjustment	—	—	—	(64.4)	(64.4)	—	—	(64.4)

				£(1,277.0)

Balance, December 31, 2002	120,000	—	9,613.1		(64.4)	—	(11,376.5)	(1,827.8)
Comprehensive loss:
Net loss January 1, 2003	—	—	—	£(389.1)	—	—	(389.1)	(389.1)

Share issues	1,000	—	3,292.7		—	—	—	3,292.7
Fresh-start adoption—other	—	—	(11,830.5)		64.4	—	11,765.6	(0.5)

Reorganized basis
Balance, January 1, 2003	121,000	—	1,075.3		—	—	—	1,075.3
Release of debt obligations	—	—	195.4		—	—	—	195.4
Share issues	4	—	129.2		—	—	—	129.2
Comprehensive loss:
Net loss for the year ended December 31, 2003	—			£(498.3)	—	—	(498.3)	(498.3)
Pension liability adjustment	—	—	—	(0.4)	(0.4)	—	—	(0.4)

				£(498.7)

Balance, December 31, 2003	121,004	—	1,399.9		(0.4)	—	(498.3)	901.2
Share issues	2	—	—		—	—	—	—
Comprehensive loss:
Net loss for the year ended December 31, 2004				£(562.5)	—	—	(562.5)	(562.5)
Net unrealized losses on derivative instruments	—	—	—	(24.0)	—	(24.0)	—	(24.0)
Pension liability adjustment	—	—	—	(1.7)	(1.7)	—	—	(1.7)

				£(588.2)

Balance, December 31, 2004	121,006	£—	£1,399.9		£(2.1)	£(24.0)	£(1,060.8)	£313.0

See accompanying notes.

NTL INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Business

Historical Structure of the Company

        NTL Investment Holdings Limited, NTLIH or the Company, is incorporated in the United Kingdom. The Company is an indirect wholly-owned subsidiary of NTL Incorporated, or NTL.

        The Company was incorporated in March 1996 under the laws of England and Wales. From March 1996 to April 1998, the Company was a wholly-owned subsidiary of NTL (UK) Group, Inc. From April 1998 to April 2004, the Company was a wholly-owned subsidiary of NTL Communications Limited. Since April 2004, the Company is a wholly-owned subsidiary of NTL Cable plc.

        In October 2003, the Company cancelled its outstanding share capital and issued 1,000 shares of £0.001 each for every existing share outstanding. Shareholders' equity has been retrospectively restated to show the effect of the stock split.

Business

        The Company is one of the leading communications and content distribution companies in the UK, providing broadband internet access, telephone and television services to residential customers. The Company also provides internet and telephone services to residential customers who are not connected to its cable network, via access to other companies' telecommunications networks and via an internet service provider operated by its subsidiary, Virgin Net Limited. The Company offers what it refers to as a "triple play" bundle of internet, telephone and television services through competitively-priced bundled packages. The Company also provides a range of voice services to businesses and public sector organizations as well as a variety of data communications solutions from high speed internet access to fully managed business communications networks and communication transport services.

        The Company's services are delivered through its wholly-owned local access communications network. The design and capability of the Company's network provides it with the ability to offer "triple play" bundled services to residential consumers and a broad portfolio of reliable, competitive communications solutions to business customers.

        The Company provides services to two categories of customers: residential customers and business customers as follows:

  •
  Consumers.  The Company provides internet, telephone and cable television services to residential customers in the UK; and

  •
  Business.  The Company provides internet, data and voice services to large businesses, public sector organizations and small and medium-sized enterprises, or SMEs, communications transport services, and wholesale internet access solutions to internet service providers, or ISPs.

2.     Significant Accounting Policies

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

        NTL Incorporated operated its business as a debtor-in-possession subject to the jurisdiction of the Bankruptcy Court during the period from May 8, 2002 until January 10, 2003. Accordingly, NTL's consolidated financial statements for periods prior to its emergence from Chapter 11 reorganization were prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"). In addition, NTL adopted fresh-start reporting upon its emergence from Chapter 11 reorganization in accordance with SOP 90-7. For financial reporting purposes, the effects of the consummation of the Plan as well as adjustments for fresh-start reporting have been recorded in the accompanying consolidated financial statements as of January 1, 2003. Pursuant to fresh-start reporting, a new entity was deemed created for financial reporting purposes and the carrying values of assets and liabilities were adjusted. The carrying values of assets were adjusted to their reorganization values that are equivalent to their estimated fair values. The carrying values of liabilities were adjusted to their present values.

        In accordance with Staff Accounting Bulletin No. 54 (SAB 54), the impact of NTL's operations as a debtor-in-possession and its subsequent emergence from Chapter 11 has been reflected in these financial statements. Since fresh-start reporting materially changed the carrying values recorded in the Company's consolidated balance sheet, a black line separates the financial statements for periods after the adoption of fresh-start reporting basis from the financial statements for periods prior to the reflection.

        The term "Predecessor Basis" refers to the Company and its subsidiaries for periods prior to and including December 31, 2002. The term "Reorganized Basis" refers to the Company and its subsidiaries for periods subsequent to January 1, 2003. The effects of the emergence from Chapter 11 as well as adjustments for fresh-start reporting recorded as of January 1, 2003 to the extent they affect the Company are presented in the accompanying statements of operations and shareholder's equity dated January 1, 2003 as Predecessor Basis transactions and are presented in the accompanying consolidated statements of operations and cash flows dated January 1, 2003. All other results of operations and cash flows on January 1, 2003 are Reorganized Basis transactions.

        The consolidated pro forma results of operations for the year ended December 31, 2002 assuming the emergence from Chapter 11 reorganization and the adoption of fresh-start reporting occurred on January 1, 2002 follows (in millions). The pro forma results of operations are not necessarily indicative of the results that would have occurred had NTL's emergence from Chapter 11 reorganization and the adoption of fresh-start reporting occurred on January 1, 2002, or that might occur in the future.

Year ended December 31, 2002
Total revenue	£1,747.1
Loss from continuing operations	(609.3)

        On December 1, 2004, NTL reached an agreement for the sale of its broadcast operations. The sale completed on January 31, 2005. As of December 31, 2004, the broadcast operations are accounted for as a discontinued operation and therefore, broadcast's results of operations have been removed from the Company's results of continuing operations for all periods presented in this prospectus supplement. The results of operations of broadcast have been excluded from the components of "Loss from continuing operations" and shown under the caption "Income from discontinued operations" in the Statements of Operations.

        On May 9, 2005, the Company sold its operations in the Republic of Ireland. The Company has restated its financial statements to account for the Ireland operations as a discontinued operation. The assets and liabilities of the Ireland operations have been reclassified as assets held-for-sale and liabilities of discontinued operations, respectively, and the results of operations of the Ireland operations have been removed from the Company's results of continuing operations for all periods presented in this prospectus supplement. The results of operations of the Ireland operations have been excluded from the components of "Loss from Continuing Operations" and shown under the caption "Income from discontinued operations" in the Statements of Operations. See Note 4—Discontinued Operations.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions impact, among others, the following: the amount of uncollectible accounts and notes receivable, the amount to be paid to terminate certain agreements included in restructuring costs, amounts accrued for vacated properties, the amount to be paid for other liabilities, the Company's pension expense and pension funding requirements, amounts to be paid under the Company's employee incentive plans, costs for interconnection, the amount of costs to be capitalized in connection with the construction and installation of the Company's network and facilities, the value of investments, long-lived assets and goodwill and the computation of the Company's income tax expense and liability. Actual results could differ from those estimates.

Fair Values

        The Company has determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company has based these fair value estimates on pertinent information available to it as of December 31, 2004 and 2003.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and entities where the Company's interest is greater than 50%. Intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation

        The functional currency of the Company is the Pound Sterling. The Company's reporting currency is the Pound Sterling. Foreign currency transaction gains and losses are recorded in the statement of operations.

Cash Equivalents

        Cash equivalents are short-term highly liquid investments purchased with a maturity of three months or less. The Company had no cash equivalents at December 31, 2004 and 2003.

        Restricted cash balances of £14.9 million and £15.1 million as at December 31, 2004 and 2003, respectively represent cash balances collateralized against performance bonds given on behalf of the Company.

Trade Receivables

        The Company's trade receivables are stated at outstanding principal balance, net of allowance for doubtful accounts. Allowances for doubtful accounts are estimated based on the current aging of trade receivables, prior collection experience and future expectations of conditions that might impact recoverability. The allowance for doubtful accounts is £39.0 million at December 31, 2004 and £11.5 million at December 31, 2003.

Concentrations of Credit Risk

        The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to trade receivables are limited because of the large number of customers and their dispersion across geographic areas. The Company performs periodic credit evaluations of its Business customers' financial condition and generally does not require collateral. At December 31, 2004, the Company did not have significant credit risk concentrations. No single group or customer represents greater than 10% of total accounts receivable.

Fixed Assets

        Fixed assets, net totaled £3,331.7 million and £3,633.7 million, representing 64.0% and 61.7% of total assets at December 31, 2004 and 2003, respectively. In accordance with SOP 90-7, upon emergence from Chapter 11 reorganization, the Company adopted fresh-start reporting as of January 1, 2003. Pursuant to fresh-start reporting, the carrying values of fixed assets were adjusted to their reorganization values, which were equivalent to their estimated fair values. These adjusted carrying values became the revised cost basis of the Company's fixed assets at January 1, 2003. Fixed assets, net were written down by £2,179.7 million to reflect this adjustment.

        The cost of fixed assets includes amounts capitalized for labor and overhead expended in connection with the design and installation of the Company's operating network equipment and facilities. Costs associated with initial customer installations, additions of network equipment necessary to enable enhanced services, acquisition of additional fixed assets and replacement of existing fixed assets are capitalized. The costs of reconnecting the same service to a previously installed premise are charged to expense in the period incurred. Costs for repairs and maintenance are charged to expense as incurred.

        Labor and overhead costs directly related to the construction and installation of fixed assets, including payroll and related costs of some employees and related rent and other occupancy costs, are capitalized. The payroll and related costs of some employees that are directly related to construction and installation activities are capitalized based on specific time devoted to these activities where identifiable. In cases where the time devoted to these activities is not specifically identifiable, the

Company capitalizes costs based upon estimated allocations. The Company continues to enhance its processes to reduce reliance upon these estimates in determining amounts capitalized. The labor and overhead costs capitalized in the years ended December 31, 2004, 2003 and 2002 were approximately £50.0 million, £65.0 million and £99.7 million, respectively.

        The following table illustrates the calculation of labor and overhead costs capitalized as a percentage of total operating costs and selling, general and administrative expenses and as a percentage of cash used to purchase fixed assets (in millions except percentages).

	Year ended December 31,
	2004	2003	2002
	Reorganized Basis	Reorganized Basis	Predecessor Basis
Labor and overhead costs capitalized	£50.0	£65.0	£99.7
Total operating costs and selling, general and administrative expenses	1,240.1	1,201.8	1,238.5
Labor and overhead costs capitalized as a percentage of total operating costs and selling, general and administrative expenses	4.0%	5.4%	8.1%
Purchase of fixed assets	267.4	259.7	317.1
Labor and overhead costs capitalized as a percentage of purchase of fixed assets	18.7%	25.0%	31.4%

        Interest is capitalized as a component of the cost of fixed assets constructed. In 2004, 2003 and 2002, total interest incurred was £350.1 million, £398.7 million and £543.5 million, respectively, of which interest of £nil, £3.4 million and £30.8 million, respectively, was capitalized.

        Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Land and fixed assets held for sale are not depreciated. Estimated useful lives are as follows:

Operating equipment:
Cable distribution plant	8–30 years
Switches and headends	8–10 years
Customer premises equipment	5–10 years
Other operating equipment	8–20 years
Other equipment:
Buildings	30 years
Leasehold improvements	20 years or, if less, the lease term
Computer infrastructure	3–5 years
Other equipment	5–12 years

Intangible Assets

        Intangible assets include non-compete agreements, trademark license agreements and customer lists. Non-compete agreements represent the portion of purchase price in business combinations allocated to agreements not to compete. Non-compete agreements are amortized over the non-compete period which is principally one year. Trademark license agreements represent the portion of purchase price allocated to agreements to license trademarks acquired in business combinations. Trademark licenses are amortized over the period in which the Company expects to derive benefits, which is principally five years. Customer lists represent the portion of the purchase price allocated to the value of the customer base. Customer lists are amortized on a straight-line basis over the period in which the Company expects to derive benefits, which is principally three or five years. Intangible assets held for sale are not amortized.

        In addition, the reflection of fresh start reporting resulted in a new indefinite-lived intangible asset. This is not amortized but is reviewed annually (or more frequently under certain conditions) for impairment in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (FAS 142).

        Effective January 1, 2002, the Company adopted FAS 142. Upon adoption, the Company performed an analysis of its intangible assets to determine whether they should be classified and accounted for as part of or separate from goodwill. The Company reclassified the carrying value of workforce in place included in other intangibles to goodwill. The Company determined that license acquisition costs would no longer be subject to amortization, since they are deemed to have an indefinite useful life. The Company also determined that no changes in the useful lives of the customer lists were required. The Company also performed an evaluation for impairment of its goodwill and license acquisition costs as of January 1, 2002 and determined that no impairment charge was required.

Asset Retirement Obligations

        As of January 1, 2003, the Company adopted FASB Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143). FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The adoption of FAS 143 did not result in any recognition of liabilities by the Company during its fiscal year ended December 31, 2004 and 2003.

        The Company accrues for the liability in respect of dilapidation on its leasehold properties over the term of the lease in accordance with FASB Statement No. 13, Accounting for Leases.

Impairment of Long-Lived Assets

        Long-lived assets, including fixed assets and amortizable definite lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of the carrying value of long-lived assets, by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or external appraisals. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

        Reorganization value in excess of amounts allocable to identifiable assets is reviewed for impairment each year.

        As of December 31, 2004, the Company reviewed its long-lived assets for impairment and determined that there was no impairment of the Company's long-lived assets as of December 31, 2004.

Deferred Financing Costs

        Deferred financing costs of £77.1 million and £75.6 million as of December 31, 2004 and 2003, respectively, are included in other assets. Deferred financing costs are incurred in connection with the issuance of debt and are amortized over the term of the related debt using a straight-line basis, since this method is materially consistent with the effective interest basis.

Restructuring Costs

        As of January 1, 2003, the Company adopted FASB Statement No. 146. Accounting for Costs Associated with Exit or Disposal Activities (FAS 146) and recognizes a liability for costs associated with restructuring activities when the liability is incurred. The adoption of FAS 146 did not have a significant effect on the results of operations, financial condition or cash flows of the Company.

        Prior to 2003, the Company recognized a liability for costs associated with restructuring activities at the time of a commitment to restructure is given in accordance with EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring).

Revenue Recognition

        The Company recognizes revenue only when it is realized or realizable and earned. The Company recognizes revenue when all of the following are present:

  •
  Persuasive evidence of an arrangement exists between the Company and its customers;

  •
  Delivery has occurred or the services have been rendered;

  •
  The price for the service is fixed or determinable; and

  •
  Collectibility is reasonably assured.

        Revenues are invoiced and recorded as part of a periodic billing cycle, and are recognized as the services are provided. At the end of each period, adjustments are recorded to defer revenue relating to services billed in advance and to accrue for earned but unbilled services.

  •
  Telephone, cable television and internet revenues are recognized as the services are provided to customers.

  •
  Bundled services revenue is recognized at the time the services are provided to the customer or the performance of all of the services have been completed. The Company applies the provisions of EITF No 00-21, Accounting for revenue arrangements with multiple deliverables to assess whether the components of the bundled services should be recognized separately.

  •
  Installation revenues The Company applies the provisions of FASB Statement No. 51, Financial Reporting by Cable Television Companies in relation to connection and activation fees for cable television, as well as telephone and internet services, on the basis that the Company markets and maintains a unified fiber network through which the Company provides all of these services. Installation revenues are recognized at the time the installation has been completed to the extent that those fees are less than direct selling costs. Installation fees in excess of direct selling costs are deferred and amortized over the expected life of the customer's connection.

  •
  Rental revenue in respect of line rentals and rental of equipment provided to customers is recognized on a straight-line basis over the term of the rental agreement.

Advertising Expense

        The Company charges the cost of advertising to expense as incurred. Advertising costs were £40.3 million, £33.8 million and £19.5 million in 2004, 2003 and 2002, respectively.

Stock-Based Compensation

        The Company is an indirect wholly-owned subsidiary of NTL. Accordingly, the Company has no stock-based compensation plans. Certain of the Company's employees participate in the stock-based compensation plans of NTL. NTL has a number of stock-based employee compensation plans, described more fully in its Annual Report. Effective January 1, 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, (FAS 123). Under the prospective method of adoption selected by the Company under provision of FASB Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (FAS 148), the recognition provisions will be applied to all employee awards granted, modified, or settled after January 1, 2003. Stock-based compensation expense that has been charged against income for these plans was £13.5 million, £7.2 million and £nil for 2004, 2003 and 2002 respectively.

        Prior to 2003, the Company's employees participated in the various stock option plans of its former ultimate parent company. The Company accounted for the stock-based compensation plans of its former ultimate parent company under Accounting Principals Board Opinion No. 25, Accounting for Stock Issued to Employees, (APB 25) and related interpretations. No stock-based employee compensation cost was reflected in 2002, as all options granted under these plans had an intrinsic value of zero on the date of the grant. All options to purchase shares of the Company's former ultimate parent company's common stock were cancelled on the Effective Date pursuant to the Plan.

        If the Company had elected to adopt the fair value recognition provisions of FAS 123 as of January 1, 2002, pro forma net income and diluted net income per share for 2002 (Predecessor Basis) would be as follows (in millions):

Loss from continuing operations, as reported	£(1,244.7)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(152.1)

Pro forma loss form continuing operations	£(1,396.8)

Pensions

        The Company accounts for its defined benefit pension plans using FASB Statement No. 87, Employer's Accounting for Pensions (FAS 87) and the disclosure rules under FASB Statement No. 132 (revised), Employers Disclosures about Pensions and Other Postretirement Benefits, an Amendment of FASB Statements 87, 88 and 106. Under FAS 87, pension expense is recognized on an accrual basis over employees' approximate service periods. Pension expense calculated under FAS 87 is generally independent of funding decisions or requirements. The Company recognized expense for its defined benefit pension plans of £1.7 million and £1.3 million in 2004 and 2003, respectively.

        The fair value of the Company's pension plans' assets increased from £163.2 million at December 31, 2003 to £191.8 million at December 31, 2004. The Company contributed £15.0 million in cash to its defined benefit pension plans in 2004.

        The calculation of pension expense and the Company's pension liability requires the use of a number of assumptions. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from the assumptions. The Company believes that the two most critical assumptions are the expected long-term rate of return on plan assets and the assumed discount rate.

        When calculating pension expense for 2004, the Company assumed that its plans' assets would generate a long-term rate of return of between 7.4% and 7.9%. This range is higher than the assumed rates of between 6.6% and 7.9% used to calculate the 2003 expense. The Company determines its expected long-term rate of return assumption based on historical experience and by evaluating input from the trustee managing the plan's assets, including the trustee's review of asset class return expectations by several consultants and economists as well as long-term inflation assumptions. The Company's expected long-term rate of return on plan assets is based on a target allocation of assets, which is based on its goal of earning the highest rate of return while maintaining risk at acceptable levels. The plan strives to have assets sufficiently diversified so that adverse or unexpected results from one security class will not have an unduly detrimental impact on the entire portfolio.

        The Company discounted its future pension obligations using rates of between 4.8% and 5.3% at December 31, 2004 and rates of between 5.5% and 6.0% for 2003. The Company determined the appropriate discount rate based on the current rates earned on long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The pension liability and future pension expense both increase as the discount rate is reduced.

        At December 31, 2004, the Company has unrecognized actuarial losses of £12.5 million. These losses will be recognized as a component of pension expense in future years.

        Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact its future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

Derivative Financial Instruments

        The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. As some of the Company's indebtedness accrues interest at variable rates, it has exposure to volatility in future cash flows and earnings associated with variable interest rate payments. Also, all of the Company's revenue and a substantial portion of the Company's operating costs are earned and paid in pounds sterling but it pays interest and principal obligations on some of its indebtedness in U.S. dollars and euros. As a result, the Company has exposure to volatility in future cash flows and earnings associated with changes in foreign currency exchange rates on payments of principal and interest on a portion of its indebtedness.

        The Company's objective in managing its exposure to fluctuations in interest rates and foreign currency exchange rates is to decrease the volatility of its earnings and cash flows caused by changes in underlying rates. To achieve this objective, the Company enters into derivative financial instruments. The Company has established policies and procedures to govern the strategic management of these exposures through a variety of derivative financial instruments, including interest rate swaps, cross-currency interest rate swaps and foreign currency forward rate contracts. By policy, the Company does not enter into derivative financial instruments with a level of complexity or with a risk that is greater than the exposure to be managed.

        In accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), the Company recognizes derivative financial instruments as either assets or liabilities measured at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. To the extent that the derivative instrument is designated and considered to be effective as a cash flow hedge of an exposure to future changes in interest rates or foreign currency exchange rates, the change in fair value of the instrument is deferred in other comprehensive income. Amounts recorded in other comprehensive income are reclassified to the income statement to match the corresponding cash flows on the underlying hedged transaction. Changes in fair value of any instrument not designated as a hedge or considered to be ineffective as a hedge are reported in earnings immediately.

Software Development Costs

        The Company capitalizes costs related to computer software developed or obtained for internal use in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Software obtained for internal use has generally been enterprise-level business and finance software that the Company customizes to meet its specific operational needs. Costs incurred in the application development phase are capitalized and amortized over their useful lives, generally three to five years. The Company has not sold, leased or licensed software developed for internal use to its customers and the Company has no intention of doing so in the future.

Income Taxes

        The Company provides for income taxes in accordance with FASB Statement No. 109, Accounting for income taxes. Judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. The Company recognizes deferred tax assets only if it is more likely than not that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. The Company has considered future taxable income and tax planning strategies in assessing whether deferred tax assets should be recognized.

3.     Recent Accounting Pronouncements

        On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (revised 2004), Share Based Payment (FAS 123R), which is a revision of FAS 123. FAS 123R also supersedes APB 25 and amends FASB Statement No. 95, Statement of Cash Flows. The Company previously adopted FAS 123 in 2003 as discussed in Note 2. FAS 123R differs from FAS 123, by requiring all entities to measure liabilities incurred in stock based payment transactions at fair value rather than measuring the liability at its intrinsic value. FAS 123R requires entities to estimate the number of instruments for which the requisite service period is expected to be rendered rather than accounting for forfeitures as they occur. Under FAS 123R, modifications to the terms or conditions of an award are measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification, as opposed to measuring the effects of a modification as the difference between the fair value of the modified award at the date it is granted and the awards value immediately before the modification. FAS 123R will also clarify and expand current guidance under FAS 123 including the measurement of fair value, classifying an award as either equity or as a liability and attributing compensation cost to reporting periods. FAS 123R amends FAS 95 requiring that the excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. The statement is effective in the first interim or annual reporting period beginning after June 15, 2005.

        FAS 123R provides two alternatives for adoption: (1) a "modified prospective" method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a "modified retrospective" method which follows the approach in the "modified prospective" method, but also permits entities to restate prior periods to reflect compensation cost calculated under FAS 123 for pro forma amounts disclosure. The Company plans to adopt FAS 123R using the modified prospective method. As the Company currently accounts for share based payments to employees in accordance with the fair value method under FAS 123, the adoption of FAS 123R is not expected to have a significant impact on the Company's results of operations or financial position. In December 2004, the FASB issued Staff Position No. FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. Also in December 2004, the FASB issued Staff Position No. FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. The Company does not expect the adoption of these new tax provisions to have a material impact on its consolidated financial position, results of operations, or cash flows, since the Company does not have any substantive operations in the U.S.

4.     Discontinued Operations

(a)
Broadcast operations

        On December 1, 2004, the Company reached an agreement to sell its broadcast operations, a provider of commercial television and radio transmission services, to a consortium led by Macquarie Communications Infrastructure Group. The sale completed on January 31, 2005. Accordingly, as of December 31, 2004, the Company has accounted for the broadcast operations as discontinued operations. Revenue of the broadcast operations, reported in discontinued operations, for the years ended December 31, 2004, 2003 and 2002 was £277.8 million, £268.6 million and £257.3 million respectively. Broadcast's pre-tax income, reported within discontinued operations, for the years ended December 31, 2004, 2003 and 2002, was £5.1 million, £22.2 million and £57.9 million respectively. Prior year financial statements for 2003 and 2002 have been restated to present the broadcast operations as discontinued operations.

(b)
Ireland operations

        On May 9, 2005, the Company sold its operations in the Republic of Ireland to MS Irish Cable Holdings B.V., an affiliate of Morgan Stanley & Co. International Limited, for an aggregate purchase price of €333.4 million, or £225.5 million. Accordingly, the Company has restated its financial statements as of December 31, 2004 and 2003 and for years ended December 31, 2004, 2003 and 2002, to account for the Ireland operations as a discontinued operation. The assets and liabilities of the Ireland operations as at December 31, 2004 and 2003 have been reclassified as assets held-for-sale and liabilities of discontinued operations, respectively, and the results of operations of the Ireland operations have been removed from the Company's results of continuing operations for all periods presented in this prospectus supplement. Revenue of the Ireland operations, reported in discontinued operations, for the years ended December 31, 2004, 2003 and 2002 was £72.6 million, £72.5 million and £59.9 million, respectively. Pre-tax income (loss) of the Ireland operations, reported within discontinued operations, for the years ended December 31, 2004, 2003 and 2002 was £14.0 million, £1.0 million and £(37.2) million, respectively.

        The assets and liabilities of the broadcast and Ireland operations reported as assets held-for-sale and liabilities of discontinued operations, respectively, include (in millions):

	December 31,
	2004	2003
Current assets held for sale
Accounts receivable, net	£31.9	£38.4
Prepaid expenses and other current assets	18.4	11.2

Current assets held for sale	£50.3	£49.6

	December 31,
	2004	2003
Other assets held for sale
Fixed assets, net	£525.1	£559.7
Reorganization value in excess of amounts allocable to identifiable assets	97.7	98.1
Customer lists, net	201.3	221.3
Other assets	0.7	—

Other assets held for sale	£824.8	£879.1

	December 31,
	2004	2003
Current liabilities of discontinued operations
Accounts payable	£21.6	£13.5
Accrued expenses and other current liabilities	49.4	37.8
Deferred revenue	37.4	37.4

	£108.4	£88.7

	December 31,
	2004	2003
Long-term liabilities of discontinued operations
Deferred income taxes	£0.1	£0.1
Other long-term liabilities	4.1	1.9

	£4.2	£2.0

5.     Asset Impairments

        Asset impairment charges were £277.0 million in the year ended December 31, 2002. These charges are non-cash charges to write-down certain assets to their estimated fair values based on an assessment that their carrying value was not recoverable. These charges include fixed assets of £37.3 million and goodwill of £239.7 million. The charge with respect to fixed assets was estimated based upon the technological obsolescence of certain network and other equipment. The charge with respect to goodwill was determined in accordance with FAS 142.

        There were no asset impairment charges recorded in the years ended December 31, 2003 and 2004.

6.     Acquisitions and Disposals

        On November 8, 2004, the Company acquired Virgin Media Group's remaining interests in Virgin Net Limited, together with all the remaining minority interests held by existing and former management, for £23.9 million. These acquisitions have taken the Company's ownership of Virgin Net Limited, the joint venture formed by Virgin and NTL in 1996, to 100 per cent. The Company has accounted for the acquisition under the purchase method of accounting in FASB Statement No. 141, Business Combinations. The Company has consolidated the results of operations of Virgin Net in its income statement from November 8, 2004.

        On December 1, 2004, the Company reached an agreement to sell its broadcast operations, a provider of commercial television and radio transmission services, to a consortium led by Macquarie Communications Infrastructure Group. The sale completed on January 31, 2005. See Note 4—Discontinued Operations.

        On May 9, 2005, the Company sold its operations in the Republic of Ireland to MS Irish Cable Holdings B.V., for an aggregate purchase price of €333.4 million, or £225.5 million. See Note 4—Discontinued Operations.

7.     Fixed Assets

        Fixed assets consist of (in millions):

		December 31,
	Estimated Useful Life
		2004	2003
Operating equipment
Cable distribution plant	8–30 years	£2,978.8	2,968.4
Switches and headends	8–10 years	297.6	296.9
Customer premises equipment	5–10 years	721.0	574.2
Other operating equipment	8–20 years	62.4	62.2

Total operating equipment		4,059.8	3,901.7
Other equipment
Land	—	4.2	4.2
Buildings	30 years	60.3	61.6
Leasehold improvements	20 years or, if less,	61.7	61.6
	the lease term
Computer infrastructure	3–5 years	217.5	158.1
Other equipment	5–12 years	54.4	53.4

Total other equipment		398.1	338.9

		4,457.9	4,240.6
Accumulated depreciation		(1,172.8)	(634.5)

		3,285.1	3,606.1
Construction in progress		46.6	27.6

		£3,331.7	£3,633.7

8.     Intangible Assets

        Intangible assets consist of (in millions):

		December 31,
	Estimated useful life
		2004	2003
Intangible assets not subject to amortization:
Reorganization value in excess of amounts allocable to identifiable assets		£197.9	£197.9

Intangible assets subject to amortization:
Cost
Non-compete agreements	1 year	£2.8	£—
Trademark licences	5 years	3.2	—
Customer lists	3–5 years	519.4	501.0

		525.4	501.0

Accumulated amortization
Non-compete agreements		0.4	—
Trademark licences		0.1	—
Customer lists		190.9	95.1

		191.4	95.1

		£334.0	£405.9

        Estimated aggregate amortization expense for each of the five succeeding fiscal years from December 31, 2004 is as follows: £101.7 million in 2005, £98.5 million in 2006, £97.8 million in 2007, £32.4 million in 2008 and £3.6 million in 2009.

9.     Leases

        A summary of assets held under capital leases are as follows (in millions).

	December 31,
	2004	2003
Cable distribution plant	£30.1	£30.1
Switches and headends	2.5	2.6

	32.6	32.7
Less: accumulated depreciation	(7.5)	(3.8)

	£25.1	£28.9

        Amortization of assets held under capital leases is included within the depreciation expense.

        Future minimum annual payments at December 31, 2004 are as follows (in millions). The table reflects the Company's contractual obligations.

	Capital Leases	Operating Leases
Year ended December 31:
2005	£4.6	£39.8
2006	4.4	36.4
2007	4.3	34.7
2008	4.1	31.5
2009	4.0	27.2
Thereafter	98.9	157.1

Total minimum lease payments	120.3	£326.7

Less: amount representing interest	(81.4)

Present value of net minimum obligations	38.9
Less: current portion	(0.6)

	£38.3

        Leases for buildings, offices space and equipment extend through 2031. Total rental expense for the years ended December 31, 2004, 2003, and 2002 under operating leases was £66.1 million, £60.9 million and £75.3 million respectively.

10.   Long-Term Debt

        Long-term debt consists of (in millions):

	December 31,
	2004	2003
Senior Credit Facility	£2,165.0	£2,784.8
Convertible Unsecured Loan Notes due 2058 due to affiliates	445.8	463.0
8.75% US Dollar Loan Notes due 2014 due to NTL Cable plc	221.8	—
9.75% Sterling Loan Notes due 2014 due to NTL Cable plc	375.0	—
8.75% Euro Loan Notes due 2014 due to NTL Cable plc	159.0	—
Floating Rate Loan Notes due 2012 due to NTL Cable plc	52.2	—
Other loan notes due to affiliates	330.6	324.3
11.2% Senior Discount Debentures, less unamortized discount of £64.7 million	—	225.3
10% Senior Sterling Notes, less unamortized discount of £21.7 million	—	113.3
9 1/8% Senior Notes, less unamortized discount of £14.9 million	—	46.7
Capital leases	38.9	40.0
Other	1.6	1.8

	3,789.9	3,999.2
Less: current portion	(60.9)	(1.3)

	£3,729.0	£3,997.9

        The effective interest rates on the variable interest rate debt were as follows:

	December 31,
	2004	2003
Senior Credit Facility
Revolving Facility	—	6.55%
Term Facility	7.13%	9.05%
Floating Rate Loan Notes due 2012	7.07%	—

        In April 2004, NTL and the Company completed its refinancing transaction from which it raised approximately £3.2 billion of new indebtedness and repaid approximately £3.0 billion of its existing indebtedness. The refinancing transaction extended the maturities on substantially all of the Company's debt and lowered its weighted average interest expense. In particular:

  •
  On April 13, 2004, the Company's immediate parent company, NTL Cable plc, issued £375 million aggregate principal amount of 9.75% senior notes due 2014, $425 million aggregate principal amount of 8.75% senior notes due 2014, €225 million aggregate principal amount of 8.75% senior notes due 2014 and $100 million aggregate principal amount of floating rate senior notes due 2012, together referred to as the Senior Notes. The Company has guaranteed the Senior Notes on a senior subordinated basis.

  •
  On April 13, 2004, the Company issued to NTL Cable plc £243.5 million aggregate principal amount of 9.75% loan notes due 2014, $425 million aggregate principal amount of 8.75% loan notes due 2014, €225 million aggregate principal amount of 8.75% loan notes due 2014 and $100 million aggregate principal amount of floating rate loan notes due 2012, and on May 13, 2004, the Company issued £131.5 million aggregate principal amount of 9.75% loan notes due 2014, together referred to as the Loan Notes. The Loan Notes were issued on the same terms as the Senior Notes.

  •
  On April 13, 2004, the Company entered into a new £2,425 million senior secured credit facility, which the Company refers to as its Senior Credit Facility, and which includes a £250 million revolving credit facility. On April 14, 2004 the Company drew down £2,175 million of its Senior Credit Facility, which, together with some of the proceeds from the issuance of the Loan Notes and cash on hand, the Company used to repay its then-existing senior credit facility. At December 31, 2004, the revolving facility is undrawn. The Senior Credit Facility is secured by the Company's assets.

  •
  The remaining proceeds from the Loan Notes, together with cash in hand, were used on May 13, 2004 to redeem the 10% Senior Sterling Notes, the 9 1/8% Senior Notes and the 11.2% Senior Discount Debentures and pay transaction costs.

        The refinancing transaction resulted in a loss on extinguishment of debt as follows (in millions):

Redemption price		£3,044.9
Net carrying amount:
Face value	£3,038.5
Unamortized discount	(92.0)
Unamortized issue costs	(63.8)

		2,882.7

Loss on extinguishment of debt		£162.2

Outstanding Public Notes

        The terms of the Senior Credit Facility, Convertible Unsecured Loan Notes and Loan Notes as at December 31, 2004 are summarized below.

Senior Credit Facility

  •
  The principal amount outstanding is £2,165.0 million. The Company's Senior Credit Facility comprises a term facility denominated in a combination of pound sterling, euros and U.S. dollars totaling £2,165.0 million and a revolving facility of £250 million. The term facility was fully drawn and the revolving facility was undrawn at December 31, 2004.

  •
  The Company's Senior Credit Facility bears interest at LIBOR plus mandatory costs plus a margin rate. The term facility and the revolving facility have different margin rates. At December 31, 2004, the effective average annual interest rate on the term facility was 7.13%. Interest is payable at least semi-annually.

  •
  The principal amount outstanding under the term facility is repayable by semi-annual installments beginning September 2004.

  •
  The Senior Credit Facility is secured over the Company's assets.

  •
  The Company is subject to financial maintenance tests under its Senior Credit Facility, including a test of liquidity, coverage and leverage ratios applied to the Company and some of its subsidiaries. As at December 31, 2004, the Company was in compliance with these covenants.

Convertible Unsecured Loan Notes due 2058

  •
  The principal amount outstanding is £445.8 million. The Convertible Unsecured Loan Notes are denominated in pounds sterling and U.S dollars and comprise £76.7 million of pound sterling denominated Convertible Unsecured Loan Notes and $707.1 million of U.S. dollar denominated Convertible Unsecured Loan Notes.

  •
  The Convertible Unsecured Loan Notes bear interest at 15%.

  •
  The Convertible Unsecured Loan Notes are convertible into shares of the Company. The pound sterling denominated Convertible Unsecured Loan Notes are convertible into one ordinary share of the Company for each £9,736 principal amount and the U.S. dollar denominated Convertible

    Unsecured Loan Notes are convertible into one ordinary share of the Company for each $16,192 principal amount.

Loan Notes

  •
  9.75% Loan Notes due April 15, 2014—The principal amount at maturity is £375 million. Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2004.

  •
  8.75% US Dollar Loan Notes due April 15, 2014—The principal amount at maturity is $425 million. Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2004.

  •
  8.75% Euro Loan Notes due April 15, 2014—The principal amount at maturity is €225 million. Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2004.

  •
  Floating Rate Loan Notes due October 15, 2012—The principal amount at maturity is $100 million. The interest rate on the floating rate loan notes is the three-month LIBOR plus 5.00%. Interest is payable quarterly on January 15, April 15, July 15 and October 15, commencing July 15, 2004

        During 2004, 2003 and 2002, the Company recognized £9.4 million, £27.3 million and £3.7 million, respectively, of original issue discount as interest expense.

        Long-term debt repayments, excluding capital leases, as of December 31, 2004 are due as follows (in millions).

Year ended December 31:
2005	£60.3
2006	119.9
2007	190.8
2008	259.7
2009	255.2
Thereafter	2,865.1

Total debt payments	£3,751.0

        On February 4, 2005, the Company voluntarily prepaid £500 million of the Senior Credit Facility which included the scheduled repayments due in 2005. As a consequence, scheduled repayments in 2006 and beyond have also reduced. The effects of the voluntary prepayment are not reflected in the table above. Also, in February 2005, the Company redeemed all of the Convertible Unsecured Loan Notes.

11.   Derivative Financial Instruments

        The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. As some of the Company's indebtedness accrues interest at variable rates, it has exposure to volatility in future cash flows and earnings associated with variable interest rate payments. Also, substantially all of the Company's revenue and operating costs are earned and paid in pounds sterling and, to a lesser extent, euros, but it pays interest and principal obligations on some of its indebtedness in U.S. dollars. As a result, the Company has exposure to volatility in future cash flows and earnings associated with changes in foreign currency exchange rates on payments of principal and interest on a portion of its indebtedness.

        The Company's objective in managing its exposure to fluctuations in interest rates and foreign currency exchange rates is to decrease the volatility of its earnings and cash flows caused by changes in underlying rates. To achieve this objective, the Company enters into derivative financial instruments. The Company has established policies and procedures to govern the strategic management of these exposures through a variety of derivative financial instruments, including interest rate swaps, cross-currency interest rate swaps and foreign currency forward rate contracts. By policy, the Company does not enter into derivative financial instruments with a level of complexity or with a risk that is greater than the exposure to be managed.

        In accordance with FAS 133, the Company recognizes derivative financial instruments as either assets or liabilities measured at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. To the extent that the derivative instrument is designated and considered to be effective as a cash flow hedge of an exposure to future changes in interest rates or foreign currency exchange rates, the change in fair value of the instrument is deferred in other comprehensive income. Amounts recorded in other comprehensive income are reclassified to the income statement to match the corresponding cash flows on the underlying hedged transaction. Changes in fair value of any instrument not designated as a hedge or considered to be ineffective as a hedge are reported in earnings immediately.

        The fair values of the Company's derivative instruments were as follows (in millions):

	December 31,
	2004	2003
Included within other assets:
Interest rate swaps	£1.2	£—

Included within deferred revenue and other long-term liabilities
Foreign currency forward rate contracts	£33.7	£—
Interest rate swaps	25.2	—

	£58.9	£—

Interest Rate Swaps—Hedging of Interest Rate Sensitive Obligations

        As of December 31, 2004, the Company has entered into interest rate swap agreements to manage the exposure to variability in future cash flows on the interest payments associated with £1,250 million of its outstanding Senior Credit Facility, which accrues at variable rates based on LIBOR. The interest rate swaps allow the Company to receive interest based on LIBOR in exchange for payments of interest at fixed rates of 5.30% and 5.10%. The interest rate swaps became effective on October 14, 2004 and mature on April 14, 2007. The net settlement of £0.9 million under the hedges is included within interest expense for the year ended December 31, 2004.

        The Company has designated these interest rate swaps as cash flow hedges under FAS 133, because they hedge against changes in the amount of future cash flows attributable to changes in LIBOR. As of December 31, 2004, the Company recorded £13.1 million of unrealized losses in accumulated other comprehensive income (loss) as a result of the decrease in fair market value of these interest rate hedges. There was no realized gain or loss arising from any ineffectiveness of the hedges.

Cross-Currency Interest Rate Swaps—Hedging the Interest Payments of Loan Notes and Senior Credit Facility

        At December 31, 2004, the Company has entered into cross-currency interest rate swaps with principal amounts of $920.2 million and € 151.0 million. The Company currently hedges the pound sterling value of interest payments on the U.S. dollar denominated 8.75% Loan Notes due 2014, interest payments on its U.S. dollar denominated Floating Rate Notes due 2012, interest payments on the U.S. dollar denominated Senior Credit Facility, and the pound sterling value of interest payments on the euro denominated Senior Credit Facility. Under these cross-currency swaps, the Company receives interest in U.S. dollars at a fixed rate of 8.75% and variable rate based on LIBOR, and in euros at variable rate based on LIBOR, in exchange for payments of interest in pound sterling at a fixed rate of 9.42%, and variable rate LIBOR based on the pound sterling equivalent of $920.2 million and €151.0 million. The net settlement of £2.5 million under the hedges is included within interest expense for the year ended December 31, 2004.

        The Company has designated these cross-currency swaps as cash flow hedges under FAS 133 because they hedge the changes in the pound sterling value of the interest payments on its U.S. dollar denominated Loan Notes and on its U.S. dollar and euro denominated Senior Credit Facility, that result from changes in the U.S. dollar, euro and pound sterling exchange rates. As of December 31, 2004, the Company recorded £12.1 million of unrealized losses and £1.2 million of unrealized gains in accumulated other comprehensive income (loss) as a result of the changes in fair market value of these cross currency interest rate hedges. There was no realized gain or loss arising from any ineffectiveness of the hedges.

Foreign Currency Forward Rate Contracts—Hedging the Principal Obligations of the U.S. Dollar Loan Notes and Senior Credit Facility

        As of December 31, 2004, the Company has entered into foreign currency forward rate contracts to purchase $820.2 million and €151.0 million, maturing in April 2009. These contracts hedge changes in the pound sterling, U.S. dollar and euro value of the principal obligation of the 8.75% Loan Notes due 2014 and the variable rate LIBOR Senior Credit Facility, caused by changes in the U.S. dollar, euro and pound sterling exchange rates.

        The forward rate contracts are not effective hedges under FAS 133. As such, the contracts are carried at fair value on the Company's balance sheet with changes in the fair value recognized immediately in the income statement. The forward rate contracts do not subject the Company to material volatility in its earnings and cash flows because changes in the fair value directionally and partially mitigate the gains or losses on the translation of its U.S. dollar denominated debt into its functional currency pound sterling in accordance with FASB Statement No. 52, Foreign Currency Translation. Changes in fair value of these contracts are reported with foreign exchanges gains (losses).

        Net changes in the fair value of the forward rate contracts recognized in (loss) from continuing operations for the three years ended December 31, 2004 were as follows (in millions):

	Year Ended December 31,
	2004	2003	2002
	Reorganized Basis	Reorganized Basis	Predecessor Basis
Net loss in fair value of forward rate contracts	£33.7	£—	£—

12.   Fair Values of Financial Instruments

        The Company in estimating its fair value disclosures for financial instruments used the following methods and assumptions:

        Cash and cash equivalents, and restricted cash:    The carrying amounts reported in the consolidated balance sheets approximate fair value.

        Marketable securities:    The carrying amounts reported in the consolidated balance sheets approximate fair value.

        Long-term debt:    The carrying amounts of the bank credit facilities approximate their fair values. The fair values of the Company's other debt in the following table are based on the quoted market prices.

        The carrying amounts and fair values of the Company's financial instruments are as follows (in millions):

	December 31, 2004		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	£85.5	£85.5	£351.2	£351.2
Restricted cash	14.9	14.9	15.1	15.1
Long-term debt:
Senior Credit Facility	2,165.0	2,165.0	2,784.8	2,784.8
Convertible Unsecured Loan Notes	445.8	445.8	463.0	463.0
8.75% US Dollar Loan Notes	221.8	251.8	—	—
9.75% Sterling Loan Notes	375.0	404.1	—	—
8.75% Euro Loan Notes	159.0	177.6	—	—
Floating Rate Loan Notes	52.2	54.0	—	—
Other loan notes due to affiliates	330.6	330.6	324.3	324.3
11.2% Debentures	—	—	225.3	292.8
10% Sterling Notes	—	—	113.3	139.4
9 1/8% Notes	—	—	46.7	63.7

13.   Employee Benefit Plans

        Certain subsidiaries of the Company operate defined benefit pension plans in the United Kingdom. The assets of the Plans are held separately from those of the Company and are invested in specialized portfolios under the management of an investment group. The pension cost is calculated using the projected unit method. The Company's policy is to fund amounts to the defined benefit plans necessary to comply with the funding requirements as prescribed by the laws and regulations in the United Kingdom.

        The Company's defined benefit pension plans use a measurement date of December 31:

Obligations and Funded Status

	Year Ended December 31,
	2004	2003
	(In millions)
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	£249.3	£219.8
Service cost	6.1	6.6
Interest cost	13.7	12.0
Members contributions	1.8	1.8
Plan amendments	—	0.1
Actuarial losses	14.6	14.7
Benefits paid	(6.6)	(6.8)
SFAS 88 events	1.3	1.7
Expenses	—	(0.4)
Foreign currency exchange rate changes	0.1	(0.2)

Benefit obligation at end of year	£280.3	£249.3

	Year Ended December 31,
	2004	2003
	(In millions)
Change in Plan Assets
Fair value of plan assets at beginning of year	£163.2	£140.4
Actual return on plan assets	18.4	23.3
Employer contributions	15.0	5.0
Employee contributions	1.8	1.8
SFAS 88 events	—	0.1
Benefits paid	(6.6)	(6.9)
Expenses	—	(0.4)
Foreign currency exchange rate changes	—	(0.1)

Fair value of plan assets at end of year	£191.8	£163.2

	December 31,
	2004	2003
	(In millions)
Funded status	£(88.5)	£(86.1)
Unrecognized net losses	12.5	2.6
Unamortized prior service costs	0.1	0.1
Unrecognized transition obligation	—	—

Net amount recognized	£(75.9)	£(83.4)

	December 31,
	2004	2003
	(In millions)
Amounts Recognized in the Statement of Financial Position Consist of:
Prepaid benefit cost	£—	£—
Accrued benefit liability	(75.9)	(83.4)
Intangible asset	—	—
Accumulated other comprehensive income	—	—
Other	—	—

Net amount recognized	£(75.9)	£(83.4)

        The accumulated benefit obligation for all defined benefit plans was £256.5 million and £230.4 million at December 31, 2004 and 2003, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	December 31,
	2004	2003
	(In millions)
Accumulated benefit obligation	£256.5	£230.4
Fair value of plan assets	191.8	163.2

Information for pension plans with an projected benefit obligation in excess of plan assets

	December 31,
	2004	2003
	(In millions)
Projected benefit obligation	£280.3	£249.3
Fair value of plan assets	191.8	163.2

Components of Net Periodic Benefit Costs

	Year ended December 31,
	2004	2003	2002
	Reorganized Basis	Reorganized Basis	Predecessor Basis
	(In millions)
Service cost	£6.1	£6.6	£7.0
Interest cost	13.7	12.0	11.4
Expected return on plan assets	(13.6)	(11.7)	(13.7)
Amortization of transition obligation	—	—	0.4
Amortization of prior service costs	—	—	0.3
Recognized actuarial loss	(0.1)	—	0.1
SFAS 88 adjustment	1.3	2.1	1.2

Total net periodic benefit cost	£7.4	£9.0	£6.7

        The Company has retained the earned pension and other post-retirement benefits liabilities related to the broadcast operations. Accordingly, the information disclosed in the tables above include the information related to the broadcast operations.

Assumptions

        Weighted-average assumptions used to determine benefit obligations

	December 31,
	2004	2003
Discount rate	5.25%	5.50%
Rate of compensation increase	3.00%	3.00%

        Weighted-average assumptions used to determine net periodic benefit costs

	December 31,
	2004	2003
Discount rate	5.49%	5.50%
Expected long-term rate of return on plan assets	7.48%	6.67%
Rate of compensation increase	2.99%	3.86%

        Where investments are held in bonds and cash, the expected long-term rate of return is taken to be yields generally prevailing on such assets at the measurement date. The higher rate of return is expected on equity investments, which is based more on realistic future expectations than on the returns that have been available historically. The overall expected long-term rate on assets is then the average of these rates taking into account the underlying assets portfolios of the pension plans.

Plan Assets

        NTL's pension plan weighted-average assets allocations at December 31, 2004, and 2003, by asset category are as follows:

	December 31,
	2004	2003
Asset Category
Equity Securities	66.3%	76.2%
Debt Securities	32.3%	22.7%
Real Estate	—	0.1%
Other	1.4%	1.0%

Total	100.0%	100.0%

        The trustees of the main defined benefit pension plan, which makes up over 80% of the assets of the four defined benefit pension plans of the Company, have in place an agreement with the investment managers that targets an allocation of 64% equities and 36% bonds and cash at December 31, 2004. Deviations from these central targets are permitted from time to time. Because the main defined benefit pension plan is now closed to new entrants, the investment strategy is moving towards a higher proportion of bonds over time to reflect the steadily maturing profile of liabilities.

        There were no shares of NTL's or the Company's common stock included in the Equity Securities at December 31, 2004 and 2003 respectively.

Cash flows

Contributions

        At December 31, 2004, all of the Company's pension plans have projected benefit obligations exceeding plan assets totaling £88.5 million. The Company will need to fund these deficits in accordance with the laws and regulations of the United Kingdom. The Company expects to contribute a total of approximately £59.9 million during 2005, of which £56.6 million relates to a single contribution to reduce deficits in two of the Company's pension plans.

Estimated Future Benefit Payments

        The benefits expected to be paid out of the pension plans in total are set out below for each of the next five years and the following five years in aggregate. The benefits expected to be paid are based on the same assumptions used to measure the Company's benefit obligation at December 31, 2004 and include estimated future employee services.

Pension Benefits
(in millions)
2005	£6.6
2006	7.1
2007	7.7
2008	8.3
2009	9.0
Years 2010–2014	56.2

Defined Contribution Pension Plans

        The Company's subsidiaries operate defined contribution pension plans in the UK. The Company's expense in relation to these plans was £9.2 million, £9.5 million and £8.7 million for the years ended December 31, 2004, 2003 and 2002 respectively.

14.   Other Charges Including Restructuring Charges

        Other charges of £22.4 million in 2004 relate to NTL's announcement to consolidate call centers and include £11.7 million for involuntary employee termination and related costs for approximately 2,000 employees, of whom approximately 250 were still employed by the Company at December 31, 2004, £2.2 million for lease exit costs and £8.5 million for other costs including recruitment and training costs. On April 7, 2004, NTL announced the consolidation over the next 18 months of its 13 UK customer service call centers into three equipped to handle anticipated expansion of its customer base. Following an internal review, three specialist call centers will be retained and developed and will be supported by four sales and customer support sites, located throughout the UK. As part of the consolidation, NTL intends to make additional investments in technology and training in order to streamline processes and generate efficiencies. As of December 31, 2004, the Company has incurred £22.4 million, and it expects to incur a total of approximately £29.0 million of costs to fully execute this program.

        Other charges of £13.9 million in 2003 relate to restructuring charges. Other charges of £140.5 million in 2002 include restructuring charges of £54.2 million and non-cash charges of £86.3 million primarily for allowances for the cancellation of receivables from the Company's former ultimate parent company and certain of its subsidiaries in accordance with the Plan.

        Restructuring charges of £13.9 million and £54.2 million for the years ended December 31, 2003 and 2002, respectively, relate to the Company's actions to reorganize, re-size and reduce operating costs and create greater efficiency in various areas. An aggregate of £4.7 million of the 2002 restructuring charges were for the write-off of equipment and other assets that are not in use and will not require any future cash outlays. There were no such costs in 2003. The employee severance and related costs in 2003 were for approximately 940 employees all of whom were terminated by the Company as of December 31, 2004. These costs in 2002 were for approximately 680 employees to be terminated, all of whom were terminated by the Company as of December 31, 2004.

        The following table summarizes the restructuring charges incurred and utilized in 2002, 2003 and 2004 (in millions):

	Involuntary Employee Termination and Related Costs	Lease Exit Costs	Agreement Modifications	Fixed Assets	Other	Total
Balance, December 31, 2001	£41.5	£21.4	£17.3	£—	£—	£80.2
Released	(0.4)	(9.5)	(7.2)	—	—	(17.1)
Charged to expense	13.8	48.2	0.8	4.7	3.8	71.3
Utilized	(43.1)	(11.7)	(10.2)	(4.7)	(3.0)	(72.7)

Balance, December 31, 2002	11.8	48.4	0.7	—	0.8	61.7
Released	(2.0)	(0.7)	(0.2)	—	(0.9)	(3.8)
Charged to expense	17.3	—	0.3	—	0.1	17.7
Utilized	(27.1)	(11.1)	(0.6)	—	—	(38.8)

Balance, December 31, 2003	—	36.6	0.2	—	—	36.8
Released	—	—	—	—	—	—
Charged to expense	11.7	2.2	—	—	8.5	22.4
Utilized	(10.1)	(12.0)	(0.1)	—	(8.5)	(30.7)

Balance, December 31, 2004	£1.6	£26.8	£0.1	£—	£—	£28.5

15.   Income Taxes

        The expense (benefit) for income taxes consists of the following (in millions):

	Year Ended December 31,
	2004	2003	2002
	Reorganized Basis	Reorganized Basis	Predecessor Basis
Current:
UK taxes	£—	£—	£—

Total current	—	—	—

Deferred:
UK taxes	—	(0.9)	(4.9)

Total deferred	—	(0.9)	(4.9)

	£—	£(0.9)	£(4.9)

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax liabilities and assets are as follows (in millions):

	December 31,
	2004	2003
Deferred tax liabilities:
Intangibles	£96.3	£121.8
Depreciation and amortization	24.1	27.3

Total deferred tax liabilities	120.4	149.1
Deferred tax assets:
Net operating losses	840.9	855.8
Capital losses	3,656.0	3,631.5
Depreciation and amortization	1,160.5	1,088.6
Purchase accounting liabilities	7.3	18.0
Other	26.2	38.3

Total deferred tax assets	5,690.9	5,632.2
Valuation allowance for deferred tax assets	(5,570.5)	(5,483.1)

Net deferred tax assets	120.4	149.1

Net deferred tax liabilities	£—	£—

        At December 31, 2004, December 31, 2003 and January 10, 2003, the Company had a valuation allowance against its deferred tax assets to the extent it was not more likely than not that such assets would be realized in the future. To the extent the Company realizes a benefit attributable to the valuation allowance that existed as of January 10, 2003, such benefit would reduce excess reorganization value, then reduce other intangible assets existing at that date, then be credited to paid in capital. Substantially all of the valuation allowance at December 31, 2004 would be treated in this way.

        On the adoption of Fresh Start reporting, adjustments were made to the Company's deferred tax balance, which were refined during 2003 giving rise to an adjustment to reorganization value in excess of amounts allocable to identifiable assets. The net effect of these adjustments was a decrease in the deferred tax liability of £28.7 million.

        At December 31, 2004, the Company had United Kingdom net operating loss carryforwards of approximately £2.8 billion that have no expiration date. Pursuant to United Kingdom law, these losses are only available to offset income of the separate entity that generated the loss. A portion of the United Kingdom net operating loss carryforward relates to dual resident companies, of which the U.S. net operating loss carryforward amount is approximately £1.1 billion. U.S. tax rules will severely limit the Company's ability to utilize a significant portion of the U.S. losses. The Company also has United Kingdom capital loss carryforwards of approximately £12.2 billion that have no expiration date. However, the Company does not expect to realize any significant benefit from these capital losses, which can only be used to the extent the Company generates United Kingdom taxable capital gain income in the future.

        At December 31, 2004, the Company had fixed assets on which future United Kingdom tax deductions can be claimed of approximately £7.1 billion. The maximum that can be claimed in any one year is 25% of the remaining balance, after additions, disposals and prior claims.

        The reconciliation of income taxes computed at U.K. statutory rates to income tax (benefit) is as follows (in millions):

	Year Ended December 31,
	2004	2003	2002
	Reorganized Basis	Reorganized Basis	Predecessor Basis
(Benefit) at U.K. statutory rate (30%)	£(174.3)	£(156.7)	£(374.9)
Add:
Non-deductible expenses	57.5	7.2	103.7
Losses with no benefit	116.8	148.6	266.3

	£—	£(0.9)	£(4.9)

16.   Related Party Transactions

        The Company is a wholly-owned subsidiary of NTL. The Company charges NTL and its other affiliates for operating costs and selling, general and administrative expenses incurred by the Company on their behalf. The following information summarizes the Company's significant related party transactions with NTL and its affiliates (in millions):

	Year Ended December 31,
	2004	2003	2002
	Reorganized Basis	Reorganized Basis	Predecessor Basis
Operating costs	£38.4	£38.8	£41.2
Selling, general and administrative expenses	29.8	27.8	31.6

	£68.2	£66.6	£72.8

        The above recharges are recorded in operating costs and selling, general and administrative expenses and offset the respective costs incurred.

        Intercompany interest is charged to the Company by NTL and its affiliates based on intercompany debt balances. Intercompany interest expense is calculated using a weighted average interest rate of external borrowings by NTL and its affiliates. The following information summarizes the amounts of intercompany interest charged to the Company by NTL and its affiliates, which is included within interest expense in the Company's statements of operations (in millions):

	Year Ended December 31,
	2004	2003	2002
	Reorganized Basis	Reorganized Basis	Predecessor Basis
Interest expense	£132.0	£53.3	£222.7

	£132.0	£53.3	£222.7

        The amounts due to NTL and its affiliates included in the Company's consolidated balance sheets as of December 31, 2004 and 2003 were as follows (in millions):

	December 31,
	2004	2003
Interest payable	£104.1	£14.2
Amounts due to affiliates	£132.0	£19.2
Long-term debt	£1,584.4	£787.3

17.   Commitments and Contingent Liabilities

        At December 31, 2004, the Company was committed to pay approximately £159.6 million for equipment and services. This amount includes approximately £33.7 million for operations and maintenance contracts and other commitments from January 1, 2006 to 2013. The aggregate amount of the fixed and determinable portions of these obligations for the succeeding five fiscal years is as follows (in millions):

Year ended December 31:
2005	£125.9
2006	32.7
2007	1.0
2008	—
2009	—

£159.6

        The Company is involved in certain disputes and litigation arising in the ordinary course of its business. None of these matters are expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

        The Company's banks have provided guarantees in the form of performance bonds on the Company's behalf as part of the Company's contractual obligations. The fair value of the guarantees has been calculated by reference to the monetary value for each performance bond. The amount of commitment expires over the following periods (in millions):

Year ended December 31:
2005	£11.6
2006	0.1
2007	—
2008	—
2009	—
Thereafter	8.3

£20.0

18.   Industry Segments

        The Company implemented a reorganization of its business segments during the fourth quarter of 2004. As a result, the Company has one reportable segment. The Company describes its different products and services offered over its broadband communications network and its routes to market in Note 1, but the products and services are solely multiple services offered to customers in bundled packages. The products and services have similar economic characteristics, are all communications related, have similar or the same distribution methods and have the same regulatory environment. All of the Company's revenue and long-lived assets are derived from operations in the UK.

NTL INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Col. A	Col. B	Col. C		Col. D		Col. E
		Additions
Description	Balance at Beginning of Period	(1) Charged to Costs and Expenses	(2) Charged to Other Accounts Describe	(Deductions)/ Additions Describe		Balance at End of Period
	(In millions)
Reorganized Basis
Year ended December 31, 2004
Allowance for doubtful accounts	£11.5	£26.2	£—	£1.3	(a)	£39.0

Year ended December 31, 2003
Allowance for doubtful accounts	£—	£12.2	£—	(£0.7)	(b)	£11.5

Predecessor Basis
Year ended December 31, 2002
Allowance for doubtful accounts	£79.3	£28.5	£—	(£64.4	)(a)	£43.4

(a)
Uncollectible accounts written-off, net of recoveries of £1.3 million.

(b)
Uncollectible accounts written-off, net of recoveries of £0.7 million.

(c)
Uncollectible accounts written-off, net of recoveries of £65.2 million.

£50,000,000 of 9.75% Senior Notes due 2014
$250,000,000 of 8.75% Senior Notes due 2014

of

NTL Cable PLC

Guaranteed on a senior basis by NTL Incorporated and all intermediate holding companies of
NTL Cable PLC and guaranteed on a senior subordinated basis by NTL Investment Holdings Limited.

PROSPECTUS SUPPLEMENT

September 8, 2005

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INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES
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NTL INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in millions, except share data)
NTL INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in millions)
NTL INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions)
NTL INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY (in millions, except share data)
NTL INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NTL INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS